EXHIBIT 99.1

Standard Lithium Comments On Short Seller Report

VANCOUVER, British Columbia, Nov. 18, 2021 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE: SLI) (FRA: S5L), is issuing the following statement in response to the false and misleading report (the “report”) from Blue Orca Capital.

The report contains numerous important inaccuracies and misunderstandings which Standard Lithium believes are misleading and clearly intended to benefit Blue Orca Capital, which itself has disclosed that it stands to profit in the event that the stock price of Standard Lithium declines. Standard Lithium cautions investors not to make decisions based on this report and instead strongly encourages them to consult credible and informed sources, including Standard Lithium’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission prior to making investment decisions.

Arkansas Oil and Gas Commission Data
Standard Lithium notes that the report misunderstands the scope of the data reported to the Arkansas Oil and Gas Commission (AOGC). The Demonstration Plant operated by Standard Lithium, under normal conditions, continuously produces lithium chloride solution, which is then mixed back into the waste brine stream and reinjected back into the geological formation via Lanxess’ existing brine disposal system. These large volumes of lithium chloride that were produced are not included in the data reported to the AOGC. To be clear, the only data reported to the AOGC, in compliance with the requirements of the AOGC, were those volumes of lithium chloride solution that were temporarily stored on Standard Lithium’s site and these have no correlation with actual lithium recovery rates observed in the plant. A portion of this lithium chloride was sent off-site for conversion to lithium carbonate on four separate occasions when conversion work was scheduled. The reported data forms only a small portion of the total lithium chloride recovered in the process. Blue Orca Capital’s interpretation of lithium recovery rates is incorrect and underestimates lithium extraction efficiencies. Similarly, the report's claims that recovery is reducing over time also misinterprets the AOGC data. Standard Lithium has only stored lithium chloride product on site when required and the periods when it is stored do not correlate with actual lithium recovery rates observed in the plant at the time.

Points of clarity:

  The lithium chloride solution reported under the category “The output of lithium carbonate, lithium chloride, and lithium hydroxide” on the AOGC website only represents that portion of lithium chloride solution which was temporarily stored on site and not the much larger volume that is continuously reinjected back into the brine formation;
  The conclusions of the report prepared by Blue Orca Capital are incorrect and based on misinterpretation of the information and excludes the much large volumes of lithium chloride solution that was produced at the Demonstration Plant; and,
  Blue Orca Capital has opportunistically issued this report with partial and incomplete information and without consultation or clarification by the Company.

Demonstration Plant
The report also fundamentally misunderstands the necessity and purpose of the Demonstration Plant. The Demonstration Plant was designed to continuously process an input tail brine flow of 50 gallons per minute (gpm; or 11.4 m3/hr) which is the equivalent of 100–150 tonnes per annum of lithium carbonate. One of the objectives of the Demonstration Plant to date has been to produce sufficient quantities of solid lithium carbonate product off-site, to validate that battery quality materials can be produced. It has never been the intent to store on-site all of the lithium chloride produced and then convert all of that to lithium carbonate product. The principal purpose of the plant is to optimize the process to allow for design and scale-up of a commercial plant in preparation for a feasibility study (in accordance with National Instrument 43-101).

The Company is confident in its lithium extraction technology and Demonstration Plant and will maintain its focus on executing its strategic plans and progressing towards definitive feasibility and commercialisation at the Lanxess facility. The Company will not be providing further comment on the report at this time.

About Standard Lithium Ltd.

Standard Lithium is an innovative technology and lithium development company. The Company's flagship project is located in southern Arkansas, where it is engaged in the testing and proving of the commercial viability of lithium extraction from over 150,000 acres of permitted brine operations. The Company has commissioned its first-of-a-kind industrial-scale direct lithium extraction demonstration plant at Lanxess's south plant facility in southern Arkansas. The demonstration plant utilizes the Company's proprietary LiSTR technology to selectively extract lithium from Lanxess's tail brine. The demonstration plant is being used for proof-of-concept and commercial feasibility studies. The scalable, environmentally friendly process eliminates the use of evaporation ponds, reduces processing time from months to hours and greatly increases the effective recovery of lithium. The Company is also pursuing the resource development of over 30,000 acres of separate brine leases located in south west Arkansas and approximately 45,000 acres of mineral leases located in the Mojave Desert in San Bernardino county, California.

Standard Lithium is jointly listed on the TSX Venture and the NYSE American Exchanges under the trading symbol “SLI”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at www.standardlithium.com.

On behalf of the Board of Standard Lithium Ltd.
Robert Mintak, CEO & Director

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, accuracy of the PEA, including NPV, IRR, capital and operating costs, life of mine production, progression of the project, including to a pre-feasibility study, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affections such statements and information other than as required by applicable laws, rules and regulations.

For further information, contact Anthony Alvaro at (604) 240 4793

Contact: info@standardlithium.com
Twitter: @standardlithium
LinkedIn: https://www.linkedin.com/company/standard-lithium/